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RECEIVED MAR - 2 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5

SEC FILE NUMBER
8-21223

PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

White River Securities, LLC

PROCESSED MAR 3 1 2005 THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Madison Avenue
(No. and Street)

New York	NY	10179
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Richard Mattera — (347) 643-4660
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

WHITE RIVER SECURITIES, LLC
(A Limited Liability Company)

TABLE OF CONTENTS

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

February 18, 2005

AFFIRMATION

We, David A. Liebowitz and Yan Erlikh, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to White River Securities, LLC (the "Company") as of December 31, 2004 and for the year then ended, are true and correct. We further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



David A. Liebowitz
Managing Director of White River Securities, LLC
Co-Chief Executive Officer
Co-President



Yan Erlikh
Managing Director of White River Securities, LLC
Co-Chief Executive Officer
Co-President



Notary Public

Subscribed and sworn to me this 28th day of February 2005

PAMELA ROSBOROUGH
Notary Public, State of New York
No. 01RO6007544
Qualified in West County
Certificate Filed in N.Y. County
Commission Expires 5/26/2006

WHITE RIVER SECURITIES, LLC
(A Limited Liability Company)
(SEC I.D. No. 8-21223)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004 AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com


SEC MAIL PROCESSING
RECEIVED
MAR 2 2005
WASH, D.C. 213 SECTION

INDEPENDENT AUDITORS' REPORT

To the Managing Member of
White River Securities, LLC

We have audited the accompanying statement of financial condition of White River Securities, LLC (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of White River Securities, LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 18, 2005

WHITE RIVER SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,574
DUE FROM BROKERS AND DEALERS	110,421,566
FINANCIAL INSTRUMENTS OWNED—at fair value	417,383,697
DIVIDENDS AND INTEREST RECEIVABLE	1,484,974
DUE FROM AFFILIATES	106,184
TOTAL	$529,397,995

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Financial instruments sold, but not yet purchased—at fair value	$233,212,098
Dividends and interest payable	450,563
Accrued expenses and other liabilities	229,136
Total liabilities	233,891,797
MEMBER'S EQUITY	295,506,198
TOTAL	$529,397,995

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

White River Securities, LLC (the "Company") was formed as a limited liability company under the laws of the State of Delaware on December 16, 1998. Daley Capital, LLC is the sole member of the Company ("Daley"). White River Global Fund Management, Inc. (a Delaware corporation) is the managing member ("Managing Member") of Daley and is a wholly owned subsidiary of The Bear Stearns Companies Inc. (a Delaware corporation). Bear Stearns Global Convertible Fund, LLC and Bear Stearns Global Convertible Offshore Fund, Ltd. (the "Feeder Funds") together own all of the non-managing member interests in the Company through Daley. The Managing Member does not receive an advisory fee from the Company, as such fees are charged to, and paid by the Feeder Funds.

The Company was formed for the purpose of trading in securities and acting as a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. and is a full member of the American Stock Exchange, Inc.

The Company shall continue until December 31, 2028, unless dissolved before such date in accordance with the Limited Liability Company Act of the State of Delaware or by the election of the Managing Member.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Financial instrument transactions and the related revenues and expenses are recorded on a trade-date basis. Financial instruments owned and financial instruments sold, but not yet purchased, are valued at fair value.

The Company records all transactions with original maturities of less than 90 days to be cash equivalents.

The Company values its investments in financial instruments owned and financial instruments sold, but not yet purchased listed on any national or globally established exchange at the last sale price for that day or, if the security did not trade on such day, at the last sale price on the preceding day in which a sale price is reported. Financial instruments traded in the over-the-counter market are valued at the mid price between the highest bid and the lowest asked price on the inside market. If market quotations are not readily available, the valuation of such instruments are recorded on a consistent basis at fair value as determined by management, in good faith. Derivative contracts, which include options, forward currency contracts and swaps are valued using quoted market prices when available, or otherwise, at fair value based on pricing models.

In the normal course of its business, the Company engages in buying and selling securities denominated in foreign currencies. The Company enters into foreign currency exchange contracts to minimize the risk of foreign currency fluctuations. Foreign currency assets and liabilities are valued at the current spot rate. Foreign exchange contracts are valued at the forward rate to maturity.

The carrying value of the Company's assets and liabilities, which primarily consist of and qualify as financial instruments under Statement of Financial Accounting Standards ("SFAS") No. 107, *Disclosures about Fair Value of Financial Instruments*, approximates fair value as presented in the statement of financial condition.

3. RELATED PARTY TRANSACTIONS

Due from brokers and dealers includes a net receivable from the clearing broker, Bear Stearns Securities Corp. ("BSSC"), of $93,174,677 related to the Company's proprietary trading activity. As this amount is short-term in nature, its carrying amount is a reasonable estimate of fair value.

4. DUE FROM BROKERS AND DEALERS

The components of due from brokers and dealers as of December 31, 2004 are as follows:

	Due from
Clearing broker:	
Cash balances	$ 91,098,566
Net receivable from unsettled securities transactions	2,076,111
	93,174,677
Other:	
Collateral receivable	17,246,889
	17,246,889
Total	$ 110,421,566

As these amounts are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

Due from BSSC is shown on a net basis and is primarily related to proceeds from financial instruments owned and financial instruments sold, but not yet purchased, and receivables and payables for unsettled securities transactions. The Company has pledged $17,246,889 to counterparties as collateral for derivative contracts. At December 31, 2004, the Company has pledged, to BSSC, approximately $300 million of financial instruments owned that can be sold or repledged by BSSC.

5. FINANCIAL INSTRUMENTS OWNED AND FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED

Details of financial instruments owned and financial instruments sold, but not yet purchased, at December 31, 2004, are as follows:

	Financial Instruments Owned- at Fair Value	Financial Instruments Sold, But Not Yet Purchased- at Fair Value
Common stock	$ 2,364,604	$ (208,262,863)
Preferred stock	172,610,297	(428,257)
Corporate debt	229,142,477	(7,958,496)
Other	13,266,319	-
Derivative financial instruments	-	(16,562,482)
	$417,383,697	$ (233,212,098)

Financial instruments owned and financial instruments sold, but not yet purchased, are primarily invested with companies issued in the United States of America. All financial instruments owned and financial instruments sold, but not yet purchased are classified in one of the following broad categories: basic materials; communications; consumer cyclical; consumer non-cyclical; energy; financial; industrial; technology and utilities. The table below presents the categories in which the Company holds securities on a net basis at December 31, 2004:

Basic materials	0.73%*
Communications	11.49
Consumer cyclical	8.67
Consumer non-cyclical	9.11
Energy	12.30
Financial	8.73
Industrial	3.89
Technology	4.23
Utilities	8.77

* Based on percentage of member's equity

6. NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined under the basic method, equal to the greater of $100,000 or 6-2/3% of total aggregate indebtedness balances, as defined. At December 31, 2004, the Company's net capital under SEC Rule 15c3-1 was $189.2 million and its net capital in excess of the minimum required was $189.1 million. The Company's ratio of aggregate indebtedness to net capital was .004 to 1 at December 31, 2004. Capital withdrawals are subject to certain restrictions and requirements as defined in SEC Rule 15c3-1.

As the Company does not carry customer accounts, it is exempt from the Securities and Exchange Commission's ("SEC") Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation pursuant to an agreement between the Company and the clearing broker that requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into various debt and equity transactions as principal. The execution, settlement and financing of these transactions may result in off-balance sheet risk or concentrations of credit risk.

The Company's principal trading activities are primarily with brokers and other financial institutions located in North America, Europe, and Asia. All securities transactions of the Company are cleared by BSSC pursuant to a clearing agreement. At December 31, 2004, substantially all financial instruments owned and balances due from brokers and dealers are positions with and amounts due from these brokers. The Company had substantially all its individual counterparty concentrations with these brokers and their affiliates.

The Company is subject to the risk of restriction being imposed by foreign governments on the repatriation of cash and to political or economic uncertainties.

Financial instruments sold, but not yet purchased are recorded as liabilities on the statement of financial condition and have market risk to the extent that the Company may have to purchase the securities at a higher value than that recorded in the statement of financial condition.

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlements. These include financial futures contracts, forward contracts, option and swap contracts. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specific future dates.

The contract amounts of futures, forward, and swap contracts do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance on futures, forwards and swap contracts is limited to the unrealized gains inherent in such contracts which are generally recorded in financial instruments owned in the statement of financial condition. The settlement of these transactions is not expected to have a material effect upon the Company's financial condition. It is the policy of the Company to enter into master netting agreements, which provide the right of off-set, with such counterparties.

The Company uses forward foreign currency exchange contracts to hedge against the effects of adverse movements in foreign currency exchange rates on security positions. Because a forward exchange contract effectively fixes the exchange rate between two currencies at a future date, it allows the Company to minimize the risk that a gain on a sale of a non-U.S. denominated security will be reduced or eliminated by an adverse change in exchange rates. However, at the same time the Company gives up the potential gain that might be achieved should exchange rates move favorably.

Swap transactions and other contractual commitments involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular instrument. The Company monitors and manages its exposure to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates and market volatility. For instruments such as options, the time period in which the options can be exercised

and the relationship between the current market price of the underlying instrument and the option's contractual strike or exercise price also affect the level of market risk.

The fair value of derivative instruments generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.

8. INDEMNIFICATIONS

The Company has entered into agreements, which provide for the indemnifications against losses, costs, claims and liabilities arising from the performance of their individual obligations under such agreements, except for gross negligence or bad faith. The Company has had no prior claims or payments pursuant to these agreements. The Company's individual maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

9. SUBSEQUENT EVENTS

For the period from January 1, 2005 through February 18, 2005, the Company had member redemptions of approximately $45,000,000.

* * * * * *

SUPPLEMENTARY REPORT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 18, 2005

White River Securities, LLC
383 Madison Avenue
New York, New York

In planning and performing our audit of the financial statements of White River Securities, LLC (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 18, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Managing Member, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the American Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP